Mail Stop 4561

September 19, 2008

Bruce Davis
Chairman and Chief Executive Officer
Digimarc Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

       Re: **Digimarc Corporation**
               Amendment No. 3 to Registration Statement on Form 10
               Filed September 9, 2008
               File No. 001-34108

Dear Mr. Davis:

      We have reviewed your amended Form 10 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   We note that the letter dated July 27, 2008 that you filed in response to comment 1 of our letter dated August 28, 2008 states that you "will supplementally provide to the staff a form of opinion letter with respect to the status of the spin-off under Section 2(a)(3) and Section 5 of the Securities Act." Please file the supplemental opinion letter electronically. Refer to Rule 101(a)(3) of Regulation S-T.

2.   We note that your response to comment 4 of our letter dated August 28, 2008 regarding the rights of shareholders who sold and bought shares in the open market after the record date may be material to investors. Disclose this information in the filing and indicate when Old Digimarc ceased trading and clarify when and how the distribution date will be selected and communicated.

3.   We note your response to comment 3 of our letter dated August 28, 2008 regarding the cover page and the letter to shareholders. This information statement should clearly convey to investors at the outset that this document relates to the distribution to shareholders of record of all of the shares of common stock of New Digimarc, which owns and operates the assets, liabilities of the digital watermarking business that was previously owned and operated by Old Digimarc, prior to the recent acquisition by L-1 of the remaining business

activities that were formerly conducted by Old Digimarc. The mechanical and legal details of the transaction should be discussed in a limited manner thereafter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

4.   We note that your response to comment 8 of our letter dated August 28, 2008 still does not provide appropriate quantitative disclosure. An analysis of changes in line items is required where quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change. For instance, you state that the increase in service revenue for the year ended December 31, 2007 was *primarily* due to increases in consulting revenue from the Central Banks consortium, Nielsen and contracts with various other government agencies. To the extent material, please quantify the known contributions of the identified sources of the changes discussed in your filing.

Security Ownership of Certain Beneficial Owners and Management, page 95

5.   We note your response to comment 13 of our letter dated August 28, 2008 that you have deleted the 5% beneficial owners from the amended filing. Please provide pro-forma disclosure concerning the more than five percent holders on a post-distribution basis. It would appear that this information can be provided based on transfer agent's records you will use in distributing the shares to former Digimarc holders. It further appears that you can appropriately disclose the limitations of using this or a similar method in identifying the pro-forma principal holders, such as the inability to determine beneficial owners from such records.

*   *   *   *

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3537 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: John R. Thomas
        Perkins Coie LLP
        Via Facsimile (503) 346-2144